file 12g3-26 82-2783

Formation

SUPPL

Formation Capital Corporation
Suite 1510 – 999 West Hastings Street
Vancouver, B.C. Canada V6C 2W2
Tel: 604.682.6229 Fx: 604.682-6205
Website: www.formcap.com

FORMATION GIVES NOTICE OF ACCELERATED WARRANT EXPIRY DATE

Vancouver, BC, April 18, 2007, Formation Capital Corporation (FCO-TSX) (the "Company") announces that it has given Notice pursuant to the Accelerated Expiry Date provisions of the 1,868,375 Warrant Certificates issued by the Company and bearing the date September 30, 2006 (the "Warrants").

The ten (10) day weighted average trading price of the Company's common shares on the TSX for the preceding ten (10) consecutive trading days being $0.75 or more, Notice has been given to the holders of Warrants ("Holders") that the expiry date of the Warrants has been accelerated to May 17, 2007 (the "Accelerated Expiry Date").

Any and all Warrants not exercised by 4:00 p.m. (Vancouver Time) on the Accelerated Expiry Date shall be deemed cancelled without further notice to the Holders.

Apart from the aforementioned Warrants, the only remaining outstanding warrants of the Company are 187,500 warrants exercisable at a price of $0.40 due to expire June 19, 2008. There is no accelerated expiry date clause associated with these warrants.

Formation Capital Corporation is a well established, Toronto Stock Exchange listed, mineral exploration, development and refining company with interests in base, precious metal and uranium projects in Canada, the United States and Mexico. The Company's primary assets include the Idaho Cobalt Project and the Big Creek Hydrometallurgical Complex that includes the Sunshine Precious Metals Refinery which is currently producing bullion for its clients. The Cobalt Project is the only high grade, primary cobalt deposit in the western hemisphere. It is currently in the final stages of permitting and feasibility. The project is slated to produce 1,500 tonnes of high purity cobalt metal per year and contains a National Instrument 43-101 compliant resource of 46.5 million pounds of cobalt (refer to Company news release dated September 21, 2006). Cobalt is currently trading at over US$30/lb.

Formation Capital Corporation

"Mari-Ann Green"

Mari-Ann Green
C.E.O.

[redacted]

07022913

dlw 4/26

For further information please contact:
Formation Capital Corporation
1510 – 999 West Hastings Street
Vancouver, B.C. V6C 2W2
604-682-6229
Investor Relations: Contact Encompass Communications toll free 877-566-6592
Email: info@formcap.com - Or visit our Web site at: www.formcap.com

The statements contained in this news release in regard to Formation Capital Corporation that are not purely historical are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including Formation Capital Corporation's beliefs, expectations, hopes or intentions regarding the future. All forward-looking statements are made as of the date hereof and are based on information available to the parties as of such date. It is important to note that actual outcome and the actual results could differ from those in such forward-looking statements. Factors that could cause actual results to differ materially include risks and uncertainties such as technological, legislative, corporate, commodity price and marketplace changes.

file 12g3-2b 82-2783

Formation

SUPPL

Formation Capital Corporation
Suite 1510 – 999 West Hastings Street
Vancouver, B.C. Canada V6C 2W2
Tel: 604.682.6229 Fx: 604.682.6205
Website: www.formcap.com

Formation Capital CEO Encouraged by Outreach Efforts

Vancouver, B.C, April 12, 2007, Formation Capital Corporation (Formation, FCO-TSX) (the Company) owner of the Idaho Cobalt Project, reported today that its Chief Executive Officer, Mari-Ann Green, returned from an April 4th and 5th visit to Boise strongly encouraged about maintaining the schedule for obtaining its operating permits.

Following a lengthy meeting with a key representative of the Idaho Conservation League (ICL), Ms. Green stated, "We have made it a priority for this project to be truly environmentally compatible and one worthy of support from Idaho's conservation community. To that end we have held several meetings with the Idaho Conservation League to hear what their concerns are and commit to do our level best to appropriately address any issues or questions they have."

"It is probably too much to hope for that a conservation group would endorse a mining project, but even if we can maintain an open dialogue we have done much to move the review process forward," she added.

The Company's CEO indicated the ICL had raised six issues of interest and said the Company was busily working to address each one, confident this can be done to everyone's mutual satisfaction. "I honestly do not believe the ICL would have sat down with us a second time if they did not recognize our commitment to constructing and operating an environmentally sound project," she said.

While in Boise, she reported having had dinner with Canada's ambassador to the United States, the Honorable Michael Wilson, and was pleased to be able to brief the ambassador about the project, and she met with the editorial board of *The Idaho Business Review*.

Underscoring the importance the Company places on a solid public outreach effort, she also reported the President of their subsidiary, Formation Capital Corporation, U.S., Bill Scales, had met this past week with the Lemhi County Commission and with the City Council and Mayor of Salmon, where he presented both bodies with the Company's proposed "Good Neighbor Agreement."

Scales reported to the local elected bodies that the U.S. Forest Service had extended the comment period on the Draft Environmental Impact Statement 30 days and that the comment period would now close on May 24th.

"It is fairly common for the Forest Service to grant extensions. The important thing is that several U.S. Forest Service officials have told us they intend to stick to the previously announced schedule for a Record of Decision which is expected to come in late summer," Scales concluded.

Formation Capital Corporation is dedicated to the principles of environmentally sound mining and refining practices, and believes that environmental stewardship and mining can co-exist.

Formation Capital Corporation trades on the Toronto Stock Exchange under the symbol FCO.

RECEIVED
2007 APR 25 A 10: 13
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Formation Capital Corporation

"Mari-Ann Green"

Mari-Ann Green
C.E.O.

For further information please contact:
Formation Capital Corporation
1510 – 999 West Hastings Street
Vancouver, B.C. V6C 2W2
604-682-6229
Investor Relations: Contact Encompass Communications toll free 877-566-6592
Email: info@formcap.com - Or visit our Web site at: www.formcap.com

END